

March 4, 2014

By E-Mail
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

     Re: **Sensient Technologies Corporation**
              Soliciting Materials filed pursuant to Rule 14a-12
              Filed By FrontFour Capital Group LLC, FrontFour Master Fund, Ltd.,
                 Event Driven Portfolio, A Series of Underlying Funds Trust, FrontFour
                 Capital Corp., FrontFour Opportunity Fund Ltd., Stephen E. Loukas,
                 David A. Lorber, Zachary George, James R. Henderson, James E. Hyman
                 and William E. Redmond, Jr.
              File No. 001-07626

Dear Mr. Berenblat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   - that the company's operating performance and margins "continue to be lackluster relative to both its peers and even management's stated expectations."

   - that "Management has failed to execute on their stated objective of closing the gap between both European and North American F&F margins, along with F&F and Color segment margins."

- that "Gross margins have significantly lagged the competition even when adjusting for dehydrated flavors."

- that the company "has also failed to leverage their leading position as a provider of natural and synthetic colors to the food & beverage industry to drive sales for the F&F business as part of a one-stop shop solution."

- that your nominees are "highly qualified" and that they are "leading executives who have track records of creating shareholder value…"

- that "Significant opportunities exist to streamline the Company's cost structure" and that the "20+ acquisitions . . . have in [your] view never been properly integrated."

- that the company's SG&A has "increased significantly over the last 5 years in stark contrast to most other specialty chemical companies which shed costs aggressively coming out of the credit crisis."

- that you "believe that all or parts of the Sensient portfolio would be very attractive to potential suitors given the strong potential of the Company's assets."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions